

Mail Stop 7010

May 18, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Lawrence W. Sinnott
Executive Vice President and Chief Financial Officer
Versar, Inc.
6850 Versar Center
Springfield, Virginia 22151

> RE: Form 10-K for the fiscal year ended June 30, 2006
>   Form 10-Q for the period ended March 30, 2007
>   File No. 1-9309

Dear Mr. Sinnott:

We have reviewed your response letter dated May 4, 2007 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2006

Notes to Financial Statements

Note B. Business Segments, page F-11

We note your response to prior comment 3. On a monthly basis profit and loss statements are prepared and provided to your CODM to evaluate your performance. The profit and loss statements provide detailed financial results for each division, which begins with revenue and ends with the net income (loss) before taxes line item. On a quarterly basis your CODM extracts the information from the profit and loss statements to prepare spreadsheets for the Board of Directors to summarize your financial performance. The spreadsheets given to the Board of Directors includes revenue and operating income for each division. Given the extensive amount of discrete financial information your CODM receives at the division level on a regular basis, we have difficulty overcoming the presumption that the CODM is using this financial information for making resource allocation decisions and assessing performance. In this regard, please further advise how you determined each of these divisions does not meet the definition of an operating segment pursuant to paragraph 10 of SFAS 131. If after further consideration you determine that these divisions do represent operating segments, please demonstrate how you determined it was appropriate to aggregate them into two reportable segments in accordance with paragraph 17 of SFAS 131.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief